NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 23, 2010

NYSE Amex LLC (the “Exchange” or “NYSE Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Xcorporeal, Inc.

Common Stock, Par Value $0.0001

Commission File Number – 001-33874

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature; and

(b)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security selling for a substantial period of time at a low price per share.

2.

The Common Stock of Xcorporeal, Inc. (the “Company” or “Xcorporeal”) does not qualify for continued listing for the following reasons:

(a)

The Company reported working a capital deficit of $806,000 and a stockholders’ deficit of $2 million in its Form 10-K for the year ended December 31, 2008 (the “10-K”).  The Company had a cash balance of $408,000 at December 31, 2008.  Based on its cash burn rate of more than $1 million per month, it appeared that the Company did not have sufficient cash to fund its operations.  In addition, on April 13, 2009, the arbitrator in the arbitration proceeding between Xcorporeal’s wholly-owed subsidiary, Xcorporeal Operations, Inc., and National Quality Care, Inc. (“NQCI”) issued a Partial Final Award (the “Award”).  Among other things, the Award provided that the Company should pay NQCI an amount equal to $690,000 in alleged expenses related to a license agreement with NQCI and reimburse NQCI approximately $1,871,000 in attorneys’ fees.  The 10-K also stated that if the Company ever becomes obligated to reimburse all or a substantial portion of the NQCI’s alleged expenses related to the license agreement and the $1.87 million in NQCI’s attorneys’ fees incurred in the arbitration, these obligations could have a material adverse effect on its liquidity and financial ability to continue with ongoing operations as planned.

(b)

Since July 1, 2009, the Company’s Common Stock has been trading at or below $0.25 per share and the Company has not taken any steps to address its low selling price.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On May 15, 2009, the Exchange notified Xcorporeal that following a review of its Form 10-K for the year ended December 31, 2008 and Form 8-K filed with the Commission on April 16, 2009, Xcorporeal was not in compliance with Section 1003(a)(iv) of the Company Guide.  In accordance with Section 1009 of the Company Guide, Xcorporeal was given the opportunity to submit a business plan by June 15, 2009, outlining its plan to regain compliance with the Exchange’s continued listing standard.

(b)

On June 15, 2009, Xcorporeal submitted its plan to regain compliance to the Exchange (the “Plan”).

(c)

On August 20, 2009, the Exchange notified Xcorporeal that the Plan did not make a reasonable demonstration of the Company’s ability to regain compliance with Section 1003(a)(iv) of the Company Guide and that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated August 20, 2009 also notified the Company of an additional deficiency pursuant to Section 1003(f)(v) of the Company Guide as a result of its low selling price.

(d)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, Xcorporeal was given a limited right to appeal the Staff Determination by requesting an oral hearing or a hearing based on a written submission before a Listing Qualifications Panel (the “Panel”) by August 27, 2009. The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Robert Weinstein, Chief Financial Officer of Xcorporeal, Inc.

/s/

Janice O’Neill

Sr. Vice President – Corporate Compliance

NYSE Amex LLC